Exhibit (a)(7)

December 8, 2008
Dear Fellow Shareholders:

We are pleased to inform you that Alpharma Inc. (“Alpharma”) and King Pharmaceuticals, Inc. (“King”) have entered into a definitive merger agreement pursuant to which King will acquire all of the outstanding shares of Class A Common Stock of Alpharma for $37.00 per share, net to the seller in cash, without interest and less any applicable withholding taxes (the “Offer Price”). Pursuant to the terms of the merger agreement, Albert Acquisition Corp. (“Purchaser”), a wholly-owned subsidiary of King, has amended its existing tender offer and extended the expiration time so that the offer will expire at 5:00 p.m., New York City time, on Friday, December 19, 2008, unless extended. The tender offer is subject to the condition that a majority of the total number of shares of the Company’s Class A Common Stock outstanding on a fully diluted basis have been validly tendered and not withdrawn prior to the expiration time and certain other customary conditions.

Following the consummation of the tender offer and subject to the satisfaction or waiver of certain customary closing conditions contained in the merger agreement, Purchaser will merge with and into Alpharma (the “Merger”) and Alpharma will continue as the surviving corporation. Upon consummation of the Merger, the remaining holders of issued and outstanding shares of Class A Common Stock of Alpharma (other than shareholders who properly exercise appraisal rights under Delaware law) will receive the Offer Price for each share of the Company’s Class A Common Stock.

Alpharma’s Board of Directors unanimously recommends that the Company’s shareholders accept Purchaser’s offer and tender their shares to Purchaser for purchase pursuant to such offer.

In arriving at its recommendation, Alpharma’s board of directors considered a number of factors. Those factors are discussed in the attached amendment to Alpharma’s solicitation/recommendation statement on Schedule 14D-9.

In addition, enclosed are Purchaser’s revised offer to purchase, letter of transmittal and related documents. These documents set forth the terms and conditions of the tender offer and provide information as to how to tender your shares in the tender offer. We urge you to read these documents and to consider this information carefully. If you have any questions regarding the offer or the Merger or how to tender your shares, please contact MacKenzie Partners, Inc., Alpharma’s information agent, toll-free at (800) 322-2885 or (212) 929-5500 (collect) or Innisfree M&A Incorporated, King’s information agent, toll-free at (877) 687-1875 or (212) 750-5833 (collect).

We thank you for the support you have given to Alpharma over the years.

Sincerely,

Peter G. Tombros
Chairman of the Board of Directors

Dean Mitchell
President, Chief Executive Officer
and Director